Filed by Seneca Biopharma, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as

amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Seneca Biopharma, Inc.

(Commission File No. 001-33672)

Video Script for SNCA Stockholders

Hi, I’m Tom Hallam, CEO of Leading Biosciences. And hopefully the future CEO of Palisade Bio, the company that will be formed by the merger of Seneca BioPharma and Leading BioSciences.

I'd like to take this opportunity to introduce myself and encourage you to vote in favor of this merger and the reverse stock split. As a stockholder in Seneca, you have a very important role to play in approving the merger of our companies. Your vote matters, and let me explain why we believe it’s in your best interest to vote.

You see, to combine both of our Companies, we need you to vote ‘FOR’ proposal #1, the reverse stock split, and FOR proposal #2, the change of control and issuance of new shares. The merger requires both of these proposals to pass. Without both proposals being approved, we cannot complete this merger.

Last year, Seneca performed a process to identify the best merger partner. After reviewing numerous company’s and their respective business prospects, Seneca’s Board determined that a merger with Leading Biosciences was in the best interest of Seneca’s stockholders.

Upon closing, Seneca shareholders will own approximately 26% of the shares of the combined company and will receive a contingent value right or CVR. This CVR will entitle the holders to receive 80% of the proceeds from the sale or licensing of Seneca’s legacy clinical assets, including the stem cell program of which NSI-566 is a part.

We believe this merger is exceptionally beneficial to you, as it allows Seneca stockholders to become owners of Palisade Bio and receive 80% of the value of the Seneca assets through the CVR.

We’ve heard from many Seneca stockholders who are frustrated with the historical stock performance and the impact it’s had on the value of their shares. We’re asking that you look beyond this. The employment of Seneca’s management has recently been terminated. You now have the opportunity to own shares in a company with a new management team and exciting new business plan built upon very promising science.

The future of the combined company is entirely with us, the Leading BioSciences team and our assets. The future value of your investment lies with our management, our drugs, our efforts, and our passion to create a new category of drugs to improve patient health by protecting intestinal integrity – and you have our commitment to achieve the highest value possible for the Seneca legacy assets.

Our team is passionate, almost obsessive and absolutely committed to develop our drugs to treat post-surgical gastrointestinal complications. We are gearing up to start Phase 3 clinical studies with our lead drug (LB1148), for both acute and chronic GI complications that are associated with millions of surgical procedures performed each year. We believe we are reinventing how to stop postoperative gastrointestinal complications and transform patient health by stopping these complications at their source.

Too often, patients, some as young as just a few days old, are alone in their fight against dangerous digestive enzymes that can escape the GI tract and cause life threatening complications — sometimes the patients must undergo additional procedures or take suboptimal medications to treat the resulting complication.

But we are focused on creating a new path, a new future, that guards against these debilitating complications. We truly believe in the promise of our therapies to help patients and create value for all of our stockholders.

I, on behalf of our entire team, and our entire Board, urge you to vote. For the future of the stockholders of both companies, it's crucially important to vote ‘FOR’ both proposals 1 and 2. Even if you no longer hold shares in Seneca, your vote would still be greatly appreciated, and, if our product candidates are successful, your vote may helped improve the health of real patients.

The merger requires BOTH of these measures to pass to complete the transaction. Importantly, proposal #1, the reverse stock split, requires an affirmative vote from a majority of outstanding shares to approve, which is a higher bar than the other proposals, which only require a majority of the shares present or represented by proxy at the meeting. It is important to realize that the reverse stock split is required as a condition to closing the merger and for meeting the Nasdaq listing requirements.

Together, by merging our companies, we can do great things and take the actions to advance our drugs to create value for all our combined stockholders. In closing I want to remind you that your vote truly does matter, so, please, vote.

And thank you for your support.